FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of January 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F /X/    Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes / /   No /X/

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grohe Holding GmbH
                                                     (Registrant)


21 January 2003                             By: /s/ Michael Grimm
                                                ---------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


21 January 2003                             By: /s/ Heiner Henke
                                                ---------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

   Some of the information in this press release may contains forward-looking statements that reflect the current views of our management with respect to future events. You can identify such forward looking statements by, among other things, terms such as "plan", "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might," the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions, and that actual events or results may differ materially and may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from those discussed in such forward-looking statements. For information identifying some of the important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, you should refer to our filings with the US Securities and Exchange Commission, in particular Item 3.D., Risk Factors, from our annual report on SEC Form 20-F for our fiscal year ended December 31, 2001.
 We undertake no obligation to update publicly any forward looking statements, whether as a result of new information, future events or otherwise.